UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2010	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

Xyratex Ltd Reports Preliminary Results for the First Quarter Fiscal Year 2010

Havant, UK, March 8, 2010—Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced preliminary results for its fiscal 2010 first quarter, which ended February 28, 2010.

Xyratex expects to report revenues for the first quarter of fiscal 2010 in the range of $313 to $318 million. This compares to the Company’s guidance of revenues between $245 and $285 million.

Xyratex expects GAAP earnings per diluted share for the first quarter of fiscal 2010 to be in the range of $0.77 to $0.87. This compares to guidance of between $0.24 and $0.52.

“We have continued to see an improvement in demand in both our businesses and across all of our major customers. The actions we undertook with regard to the supply chain have helped mitigate the component constraints that impacted our fourth quarter revenue within our Networked Storage Solutions (“NSS”) business. Our upside in revenue this quarter is primarily attributable to the NSS business and reflects the shipment of fourth quarter backlog as well as incremental demand during the quarter,” said Steve Barber, CEO of Xyratex. “We are confident that the fundamentals within the markets we serve will continue to improve into our second quarter.”

Conference Call/Webcast Information

The company will report final fiscal first quarter results on Wednesday, March 31, 2010, and will host a conference call to discuss the results at 1:30 p.m. PT/4:30 p.m. ET on that day.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(866) 700-6293
Outside the United States	(617) 213-8835
Passcode	21461915

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through April 7, 2010 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	58870632

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP basis) for the first quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, changes in our customers volume requirements, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contact:

Xyratex Investor Relations

Brad Driver, +1 510 687-5260

Email: bdriver@us.xyratex.com

Website: www.xyratex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: March 8, 2010	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer